UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92922P106

(CUSIP Number)

Tracy W. Krohn

Nine Greenway Plaza, Suite 300

Houston, Texas 77046

713.626.8525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person. Tracy W. Krohn
(2)	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 41,461,824 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 41,461,824 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 41,461,824
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person IN

(1)	Comprised of (i) 40,696,011 shares of common stock, par value $.00001, of W&T Offshore, Inc. (“Shares”) held indirectly by Tracy W. Krohn (“Mr. Krohn”) through the Tracy William Krohn Living Trust, dated May 31, 2012 (the “TWK Trust”), of which Mr. Krohn is trustee, (ii) 623,969 Shares held by the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 (the “JFF Trust”), of which Mr. Krohn is trustee and (iii) 141,844 Shares held by the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012 (the “AKF Trust” and together with the TWK Trust and the JFF Trust, the “Trusts”), of which Mr. Krohn is trustee.
(2)	Based upon 137,079,612 Shares outstanding as of September 13, 2016.

(1)	Names of Reporting Person. Tracy William Krohn Living Trust, dated May 31, 2012
(2)	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 40,696,011 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,696,011 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,696,011
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.7% (2)
(14)	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the TWK Trust.
(2)	Based upon 137,079,612 Shares outstanding as of September 13, 2016.

(1)	Names of Reporting Person. Tracy William Krohn 2008 JFF Trust, dated December 3, 2011
(2)	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 623,969 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 623,969 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 623,969
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5% (2)
(14)	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the JFF Trust.
(2)	Based upon 137,079,612 Shares outstanding as of September 13, 2016.

(1)	Names of Reporting Person. Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012
(2)	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 141,844 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 141,844 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 141,844
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1% (2)
(14)	Type of Reporting Person OO

(1)	Voting and dispositive power with respect to such Shares is exercised by Mr. Krohn, as trustee of the AKF Trust.
(2)	Based upon 137,079,612 Shares outstanding as of September 13, 2016.

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on February 11, 2005, Amendment No. 1 to Schedule 13D filed on February 11, 2005, Amendment No. 2 to Schedule 13D filed on May 25, 2006 and Amendment No. 3 to Schedule 13D filed on April 11, 2008 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D/A with respect to the common stock, par value $.00001 per share, of W&T Offshore, Inc. (the “Company”). This Amendment to the Schedule 13D is being filed to report that the TWK Trust acquired 1,412,660 Shares. Mr. Krohn serves as the trustee of the TWK Trust and exercises voting and dispositive power over the Shares held by the TWK Trust.

ITEM 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This Schedule 13D is being filed jointly by Mr. Krohn, the TWK Trust, the JFF Trust and the AKF Trust (together, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

(b) The business address of the Reporting Persons is Nine Greenway Plaza, Suite 300, Houston, Texas 77046.

(c) Mr. Krohn is Founder, Chairman of the Board and Chief Executive Officer of the Company. The TWK Trust was formed by Mr. Krohn as the grantor of the TWK Trust. The JFF Trust was formed by Jerome F. Freel as the grantor of the JFF Trust. The AKF Trust was formed by Jerome F. Freel as the grantor of the AKF Trust.

(d) & (e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) Mr. Krohn is a citizen of the United States and each of the Trusts is a trust formed under the laws of the State of Texas.

ITEM 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 7, 2016, the TWK Trust exchanged $16,600,000 aggregate principal amount of the Company’s 8.500% Senior Notes due 2019 (the “Existing Notes”) pursuant to the Company’s previously announced exchange offer (the “Exchange Offer”) for (i) 1,412,660 Shares, (ii) $3,734,000 aggregate principal amount of the Company’s 9.00% / 10.75% Senior Second Lien PIK Toggle Notes due 2020 (the “Second Lien Notes”) and (iii) $3,320,000 aggregate principal amount of the Company’s 8.50% / 10.00% Senior Third Lien PIK Toggle Notes due 2021 (the “Third Lien Notes”). The Existing Notes were acquired by the TWK Trust for investment purposes. The 1,412,660 Shares received by the TWK Trust in the Exchange Offer, together with the (i) 39,283,351 Shares held by the TWK Trust immediately before the consummation of the Exchange Offer, (ii) 623,969 Shares held by the JFF Trust and (iii) 141,844 Shares held by the AKF Trust were acquired for investment purposes.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended in their entirety to read as follows:

(a) There are 137,079,612 Shares outstanding as of September 13, 2016.

As of September 13, 2016, Mr. Krohn beneficially owned an aggregate of 41,461,824 Shares, representing, in the aggregate, approximately 30.2% of the outstanding Shares, comprised of (i) 40,696,011 Shares held by the TWK Trust, representing, in the aggregate, approximately 29.7% of the outstanding Shares, (ii) 623,969 Shares held by the JFF Trust, representing, in the aggregate, approximately 0.5% of the outstanding Shares and (iii) 141,844 Shares held by the AKF Trust, representing, in the aggregate, approximately 0.1% of the outstanding Shares.

(b) Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of 41,461,824 Shares that he beneficially owns as indicated above. As the trustee of the Trusts, Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose or to direct the disposition of all of the Shares held by the Trusts.

(c) None of the Reporting Persons has effected any transaction with respect to the Shares during the past 60 days, except for the exchange by the TWK Trust of $16,600,000 aggregate principal amount of the Existing Notes for (i) 1,412,660 Shares, (ii) $3,734,000 aggregate principal amount of the Second Lien Notes and (iii) $3,320,000 aggregate principal amount of the Third Lien Notes.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated September 28, 2016, by and among Tracy W. Krohn, the Tracy William Krohn Living Trust, dated May 31, 2012, the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 and the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 28, 2016

/s/ Tracy W. Krohn
Tracy W. Krohn

Tracy William Krohn Living Trust, dated May 31, 2012

By:	/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

Tracy William Krohn 2008 JFF Trust, dated December 3, 2011

By:	/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012

By:	/s/ Tracy W. Krohn
Tracy W. Krohn, as trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated September 28, 2016, by and among Tracy W. Krohn, the Tracy William Krohn Living Trust, dated May 31, 2012, the Tracy William Krohn 2008 JFF Trust, dated December 3, 2011 and the Tracy William Krohn Exempt AKF Descendant’s Trust, dated November 1, 2012.